EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

Mogo Inc.

Suite 2100 – 401 West Georgia Street

Vancouver, British Columbia

V6B 5A1

Item 2. Date of Material Change

June 21, 2019

Item 3. News Release

The news release with respect to the material change described herein was disseminated on June 21, 2019 by Canada Newswire.

Item 4. Summary of Material Change

On June 21, 2019, Mogo Finance Technology Inc. (“Mogo Finance”) and Mogo Inc. (formerly Difference Capital Financial Inc.) (“Difference” or, following the Arrangement (as defined below), the “Combined Entity”) combined their businesses pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”). The Arrangement became effective at 12:01 a.m. (PST) on June 21, 2019 (the “Effective Time”).

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On June 21, 2019, Mogo Finance combined its business with the business of Difference pursuant to the Arrangement. The Arrangement became effective at the Effective Time. Prior to the consummation of the Arrangement, Difference completed the Continuance (as defined below) and changed its name to “Mogo Inc.”

Under the Arrangement, Mogo Finance was amalgamated with a wholly-owned subsidiary of Difference and each Mogo Finance common share (each a “Mogo Finance Share”) outstanding immediately prior to the Arrangement, other than Mogo Finance Shares held by Difference, was exchanged for one common share of the Combined Entity. Prior to the Arrangement, Difference continued from a corporation existing under the Canada Business Corporations Act to a corporation existing under the BCBCA (the “Continuance”). On completion of the Arrangement, former Mogo Finance shareholders owned approximately 80% of the Combined Entity, on a fully diluted basis. In connection with the Arrangement, all of Mogo Finance’s outstanding convertible securities became exercisable or convertible, as the case may be, for shares of the Combined Entity in accordance with the provisions thereof.

Shares of the Combined Entity began trading on the TSX under the trading symbol “MOGO” in place of the Difference common shares at the open of trading on June 25, 2019. In addition, the Combined Entity was treated as a successor in interest to Mogo Finance and, as such, the Combined Entity was listed on the Nasdaq Capital Market (“NASDAQ”) under the trading symbol “MOGO”. Mogo Finance Shares were delisted from the Toronto Stock Exchange (the “TSX”) on the close of trading on June 24, 2019. Shares of Mogo Finance and Difference traded between June 21st and June 25th will automatically settle for shares of the Combined Entity.

1

Following the completion of the Arrangement, the board of directors of the Combined Entity was reconstituted and now consists of David Feller (Chairman and CEO), Gregory Feller (President and CFO), Michael Wekerle, Minhas Mohamed and Kees Van Winters. The Arrangement provides the Combined Entity with immediate access to cash and Difference’s portfolio of investments which includes some of the premier private technology companies in Canada, which collectively had an estimated fair market value of approximately $24 million as of December 31, 2018.

Prior to the completion of the Arrangement, Mogo Finance had convertible debentures listed on the TSX under the trading symbol “MOGO.DB” (the “Mogo Finance Debentures”). In connection with the Arrangement, each Mogo Finance Debenture was exchanged for a convertible debenture of the Combined Entity (each, a “New Debenture”). The New Debentures have equivalent terms as the Mogo Finance Debentures for which they are exchanged and are convertible into common shares of the Combined Entity on a one-to-one basis. The Mogo Finance Debentures were delisted from the TSX on the close of trading on June 24, 2019 and the New Debentures commenced trading under the same trading symbol “MOGO.DB” at the open of trading on June 25, 2019.

It is anticipated that the Combined Entity will make the necessary applications to cause Mogo Finance to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent), as the combined business of Mogo Finance and Difference is now operated by the Combined Entity.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Gregory Feller, the President and Chief Financial Officer of Mogo Inc. is knowledgeable about the material change described above. His business telephone number is 1-800-980-6646.

Item 9. Date of Report

July 2, 2019

2